Pernod Ricard

03 JAN 17 AM 7:21

82-3361

January 8, 2003

03003408

AP/DD/006.2003

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

SUPPL

For the attention of Mrs Felicia KUNG

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Yours sincerely,

Antoine PERNOD

Encl. : 1page

Pernod Ricard

INFORMATION NOTICE
FINANCIAL CALENDAR 2003

Paris, 7th January 2003

Please find below Pernod Ricard's key financial calendar dates.

2002 full year sales figures	Wednesday 12 February
2002 financial results	Wednesday 19 March
1st quarter 2003 sales figures	Wednesday 7 May
Annual Shareholders Meeting	Wednesday 7 May
Half-year 2003 sales figures	Tuesday 5 August
2003 half year financial results	Thursday 25 September
Q3 2003 sales figures	Wednesday 12 November